

Mail Stop 7010

March 27, 2008

via U.S. mail and facsimile

William W. Priest, Chief Executive Officer
Epoch Holding Corporation
640 Fifth Avenue
New York, NY 10019

      RE: **Epoch Holding Corporation**
                Form 10-K for the Fiscal Year Ended June 30, 2007
                Filed September 13, 2007
                File No. 001-09728

Dear Mr. Priest:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief